 June 21, 2021
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     David Manion
 DeCarlo McLaren

Re:	Guggenheim Strategic Opportunities Fund (File No. 333-255687) (the “Registrant”)
Dear Messrs. Manion and McLaren:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on the proxy statement/prospectus filed April 30, 2021 on Form N-14 (the “Proxy Statement/Prospectus”) under the Securities Act of 1933, as amended, on behalf of the Registrant. Certain of the SEC staff’s comments were conveyed via a telephone conversation between Mr. Manion and me, as well as Amy Lee and Jim Howley from the Registrant and Brooke Clark and Logan Dalton of Dechert LLP on May 13, 2021.  The SEC staff’s additional comments were conveyed via a telephone conversation between Mr. McLaren and me, as well as Julien Bourgeois and Brooke Clark of Dechert LLP on June 1, 2021. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.
A summary of the SEC staff’s initial comments from Mr. Manion followed by the responses of the Registrant are set forth below:
1.
Comment:    On page iv of the Proxy Statement/Prospectus, the disclosure states that the Merger will result in reduced expenses for shareholders of GGM and GOF, whereas the table of Total Expense Ratios on page vi shows higher expenses for GPM and GOF and reduced expenses for GGM.  Please revise the disclosure to clarify which Funds will have reduced expenses.

Response:     The discussion on the reduced expenses for GGM and GOF on page iv of the Proxy Statement/Prospectus assumes leverage of 33.3% for each Fund and excludes interest expense and acquired fund fees and expenses, whereas the comparison of Total Expense Ratios on page vi does not.  We have revised the disclosure, as shown below, to clarify this difference and align the discussions of expenses.
Reduced expenses for certain shareholders. For purposes of comparing each Fund’s expenses, we have assumed that each Fund would have the same leverage of 33.3%, which is the amount of leverage that the Combined Fund estimates using the year following the Merger(s), although this is subject to change.  A Fund that utilizes greater leverage will incur more interest expense and will pay a greater advisory fee (as a percentage of net assets) because each Fund’s advisory fee is calculated based on Managed Assets (as defined below).  Assuming 33.3% leverage for each Fund, as a result of the Mergers, it is anticipated that shareholders of GGM and GOF could benefit from lower total expenses, excluding interest expense and acquired fund fees and expenses, as shareholders of the Combined Fund. Although shareholders of GPM would be expected to experience higher total expenses as shareholders of the Combined Fund, the Adviser believes the increase in total expenses for the GPM shareholders would be more than offset by the enhanced performance potential, greater investment flexibility and other anticipated benefits of the Merger. The Adviser currently anticipates utilizing approximately 33% leverage for the Combined Fund post-Merger and maintaining GOF’s current leverage strategy (i.e., utilizing a combination of a credit facility and reverse repurchase agreements). Without assuming leverage of 33.3% for each Fund and excluding interest expense and acquired fund fees and expenses, the Total Expense Ratio of the Combined Fund would be lower than the current Total Expense Ratio of GGM, as of March 31, 2021, but the Total Expense Ratio of the Combined Fund would be higher than the current Total Expense Ratio of GPM and GOF, as of March 31, 2021. There is no guarantee that the anticipated savings or other benefits in connection with the Mergers will be realized. See “How will the Mergers affect the fees and expenses of the Funds?” for additional information.
2.
Comment:     On page iv of the Proxy Statement/Prospectus, the disclosure on the impact that the Merger will have on each Fund’s expenses assumes 33.3% leverage for each Fund.  Please confirm this disclosure aligns with the fee table.

Response:     For purposes of appropriately comparing the impact of the Proposed Merger on each Fund, the Registrant assumed that each Fund had the same leverage of 33.3%, which is the estimated leverage the Combined Fund anticipates using the year following the Merger. The fee table is calculated using historical leverage of each Fund, rather than the estimated 33.3% leverage used in the comparison of expenses.  The fee table is calculated based on average leverage during the year ended March 31, 2021, of approximately 31.2% of Managed Assets for GPM, 27.7% of Managed Assets for GGM, 23.3% of Managed Assets for GOF and 26.2% of Managed Assets for the Combined Fund.
3.
Comment:     On page viii of the Proxy Statement/Prospectus, in response to the question “Who would bear the expenses of the Mergers?,” there is a discussion on portfolio repositioning. Please quantify the potential impact of any portfolio repositioning. If the impact of any portfolio repositioning is insignificant, please state as such.

Response:     The Registrant anticipates that transaction costs associated with portfolio repositioning transactions will be de minimis.  The Registrant has updated the disclosure in this section to specifically state that the impact of any portfolio repositioning is expected to be insignificant, as shown below:
The Funds currently anticipate that transaction costs associated with portfolio repositioning transactions will be de minimis and the potential impact of any portfolio repositioning will be insignificant, although such estimates are subject to change based upon market conditions and other factors.
4.	Comment: On page ix of the Proxy Statement/Prospectus, please disclose the estimated costs of the Mergers.
Response:     In compliance with Item 4(a) of Schedule 14A, the Registrant disclosed “the cost or anticipated cost” of a solicitation to be made by specially engaged employees or paid solicitors and “the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly.” Additionally, as noted in the Proxy Statement/Prospectus, regardless of whether the Mergers are completed, the costs associated with the Special Meeting and Mergers would be borne by the Adviser. The Registrant respectfully declines to disclose the estimated costs of the Mergers.

5.	Comment: On page 1 of the Proxy Statement/Prospectus, please clarify the expense areas where shareholders will experience savings as a result of the Merger.
Response:     The Registrant has revised the disclosure on page 1 of the Proxy Statement/Prospectus, as shown below, to clarify which Funds will benefit from reduced expenses as a result of the Merger:
The Mergers are expected to benefit the shareholders of each Target Fund and the Acquiring Fund by providing the potential for enhanced investment opportunities, better performance potential and risk/return profile, reduced expenses for GGM and GOF shareholders (assuming 33.3% leverage for each Fund and excluding interest expense and acquired fund fees and expenses), improved liquidity and shareholder value preservation, as described further under “Board Considerations and Reasons for the Mergers” below.  While GPM invests primarily in equity instruments and GGM invests primarily in fixed-income instruments, GOF has a less “constrained” strategy and has the ability to invest in a wide range of both debt (without limitation) and equity securities (up to 50% of its total assets). The Adviser believes that a key benefit of the Mergers for GPM and GGM shareholders in the current, unpredictable, changing economic and market environments, would be the expanded flexibility offered by GOF’s investment strategies compared to those of GPM and GGM and the potential to adjust GOF’s portfolio to optimize asset allocations in response to the Adviser’s investment views.
Assuming 33.3% leverage for each Fund, as a result of the Mergers, it is anticipated that shareholders of GGM and GOF could benefit from lower total expenses, excluding interest expense and acquired fund fees and expenses, as shareholders of the Combined Fund. Although shareholders of GPM would be expected to experience higher total expenses as shareholders of the Combined Fund, the Adviser believes the increase in total expenses for the GPM shareholders would be more than offset by the enhanced performance potential, greater investment flexibility and other anticipated benefits of the Merger. The Adviser currently anticipates utilizing approximately 33% leverage for the Combined Fund post-Merger and maintaining GOF’s current leverage strategy (i.e., utilizing a combination of a credit facility and reverse repurchase agreements). Without assuming leverage of 33.3% for each Fund and excluding interest expense and acquired fund fees and expenses, the Total Expense Ratio of the Combined Fund would be lower than the current Total Expense Ratio of GGM, as of March 31, 2021, but the Total Expense Ratio of the Combined Fund would be higher than the current Total Expense Ratio of GPM and GOF, as of March 31, 2021. There is no guarantee that the anticipated savings or other benefits in connection with the Mergers will be realized.

6.
Comment:     On page 45 of the Proxy Statement/Prospectus, the advisory fee of GPM appears to be lower than what was shown in GPM’s financial statements.  Please supplementally discuss this disclosure and the disclosure in prior financial statements. Please discuss the reason for the difference in the total expenses shown in the financial highlights as compared to the total expenses shown in the table on page 45 of the Proxy Statement/Prospectus.

Response:     The table on page 45 of the Proxy Statement/Prospectus shows the Fund’s Total Annual Fund Operating Expenses for the year ended March 31, 2021, based on the Fund’s average leverage during the year ended March 31, 2021, and inclusive of interest expenses and acquired fund fees and expenses.  This may differ from the financial statements, which show the Fund’s total expenses for the year ended December 31, 2021. As seen in the below table, the total expenses for the year-ended March 31, 2021, was lower than the total expenses for the year-ended December 31, 2020, due to the lower interest expense charged on the leverage outstanding.
	Year-Ended	Year-Ended
	12/31/2021	3/31/2021
Avg Common Assets	316,069,025	322,672,021
Avg Leverage	144,207,650	146,079,452
Total	460,276,675	468,751,473

Leverage %	31.3%	31.2%
Advisory Fee	1.17%	1.16%
Interest Expense	0.61%	0.43%
AFFE	0.07%	0.07%
Other Expenses	0.23%	0.23%
Total	2.08%	1.89

7.	Comment: On page 46 of the Proxy Statement/Prospectus, please supplementally confirm that the amounts shown in the expense examples are accurate.
Response:     The Registrant confirms that the amounts shown in the expense examples are accurate. The Registrant notes that the amounts are based on the Total Expense Ratios including interest expense and exclude acquired fund fees and expenses.

8.	Comment: On page 47 of the Proxy Statement/Prospectus, please disclose the estimated costs of the Merger.
Response:     The Registrant refers to the response to comment 4 above.
9.	Comment: In the Financial Highlights section for GGM and GOF, please add references and hyperlinks to each Fund’s semi-annual reports, in addition to the annual reports.
Response:     The Registrant has updated the Financial Highlights disclosure for GGM and GOF to include references and hyperlinks to each Fund’s semi-annual report.
10.
Comment:     On page S-45 of the Proxy Statement/Prospectus, it states that “There are no material differences between the accounting policies of each Target Fund and those of the Combined Fund.” Please note that with respect to the Funds’ valuation policies as well.

Response:     The Registrant has revised the disclosure accordingly, as shown below:
There are no material differences between the accounting policies and valuation policies of each Target Fund and those of the Combined Fund.
11.	Comment: Please disclose the accounting and performance survivor.
Response:     The accounting and performance survivor will be GOF, the Acquiring Fund.  The Registrant has added the following statement in the Comparison of Performance section of the Prospectus:
Following the Merger, the Acquiring Fund will be the accounting and performance survivor.
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A summary of the SEC staff’s additional comments from Mr. McLaren followed by the responses of the Registrant are set forth below:
1.	Comment: Please complete or provide information in all instances that are currently blank or bracketed in the amended Proxy Statement/Prospectus filing.
Response:     The Registrant has provided the requested information.
2.	Comment: Please complete the Calculation of Registration Fee table.
Response:     The Registrant has revised the disclosure accordingly.
3.
Comment:     On page iii of the Notice of Joint Special Meeting of Shareholders, it states “Compared to GPM and GGM, GOF has the strongest historical performance and ratings by market research firms.”  However, the more detailed comparison of Fund performance from page 46 of the prospectus shows that GOF did not have the strongest performance for the 1- and 3-year periods ended March 31, 2021, as compared to the performance of the Target Funds.  Given the recent performance of the Funds, please explain why the statement on page iii is not misleading.

Response:     The Registrant has updated the statement on page iii, as shown below, to more accurately reflect the performance comparisons of the Funds.
Better performance potential and risk/return profile. Compared to GPM and GGM, GOF has the strongest long-term historical performance since the inception of each Fund and the strongest ratings by market research firms.
GOF has provided better historical performance than GPM and GGM over the 5-year and 10-year periods (each as of March 31, 2021) and since inception periods.  GOF has also provided a better risk/return profile and carries higher ratings by market research firms.  Since its inception (July 26, 2007), GOF has provided average annual returns of approximately 11% and over that period, has significantly outperformed relevant equity and fixed income indices, including the S&P 500 Index (average annual yearly returns of approximately 9.5%) and the Bloomberg Barclays US Aggregate Bond Index (average annual yearly returns of approximately 4.6%).
GOF is also more highly regarded within its peer group than GPM and GGM by industry research groups. For example, as of February 12, 2021, GOF was rated five-

stars by Morningstar, while GPM and GGM were rated three and four stars, respectively.
The Combined Fund may thus offer GPM and GGM shareholders better performance potential with lower risk. The infusion of assets into GOF would provide GOF with additional capital and scale to pursue its investment objective over a variety of future investing environments.
Past performance is not necessarily an indication of how a Fund will perform in the future and there can be no assurance that the Combined Fund’s performance will exceed that of the Funds.
4.
Comment:     On page iv of the Proxy Statement/Prospectus, there is a typo in the statement: “Assuming 33.3% leverage for each Fund, as a result of the Mergers, is is anticipated that shareholders of GGM and GOF could benefit from lower total expenses, excluding interest expense and acquired fund fees and expenses, as shareholders of the Combined Fund.” Please correct the phrase “is is anticipated.”

Response:     The Registrant has revised the disclosure accordingly.
5.	Comment: On page iv of the Proxy Statement/Prospectus, please explain the basis for assuming the 33.3% leverage percentage in comparing the expenses of each Fund.
Response:     For purposes of comparing each Fund’s expenses, the Registrant assumed the same leverage for each Fund.  The Registrant assumed 33.3% leverage because this is the anticipated leverage of the Combined Fund in the year following the Merger.  The Registrant has updated the disclosure on expenses to include an explanation for the assumption of 33.3% leverage, as shown in the response to accounting comment 1 above.

6.	Comment: In the chart of each Fund’s investment objective on page v, please add labels to identify the Acquiring Fund and the Target Funds in the table.
Response:     The Registrant has added the requested disclosure, as shown in the table below.
Fund	Investment Objective
GPM (Target Fund)	The Fund’s primary investment objective is to seek a high level of current income and gains with a secondary objective of long-term capital appreciation.
GGM (Target Fund)	The Fund’s investment objective is to seek total return through a combination of current income and capital appreciation.
GOF (Acquiring Fund)	The Fund’s investment objective is to maximize total return through a combination of current income and capital appreciation.

7.
Comment:     On page vi, in response to the question “How will the Mergers affect the fees and expenses of the Funds?” please have the first sentence of this response directly answer if the expenses for each Fund will increase or decrease.  In the same response, please also update the Total Expense Ratios table to clarify that the first three total expense ratios shown are the Funds’ current expenses.

Response:     The Registrant has updated the disclosure, as shown below, to state whether the fees for each Fund will increase or decrease as a result of the Merger and to label the Total Expense Ratios table as current and pro forma expenses.
Assuming that the Mergers of both GPM and GGM into GOF are approved by shareholders, the Total Expense Ratio of the Combined Fund would be lower than the current Total Expense Ratio of GGM, as of March 31, 2021, but the Total Expense Ratio of the Combined Fund would be higher than the current Total Expense Ratios of GPM and GOF, as of March 31, 2021. The Total Expense Ratio of each Fund and the Combined Fund (showing all three possible Merger scenarios) is shown below. The term “Total Expense Ratio” refers to a Fund’s total annual operating expenses including interest expenses and Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses reflect fees and expenses incurred indirectly by a Fund as a result of investment in shares of one or more other investment companies or other pooled investment vehicles, which under applicable United States Securities and Exchange Commission (“SEC”) rules must be reflected in the Fund’s Total Expense Ratio.
The Total Expense Ratio figures shown for each Fund are shown using the average net assets attributable to common shares and the average amount of leverage over the year ended March 31, 2021.  The Total Expense Ratio figures shown for each of the pro forma Combined Fund scenarios are calculated using the average net assets attributable to common shares and the average amount of leverage for each Fund as of the year ended March 31, 2021. The level of expense savings (if any) will vary depending on the Funds involved in the Merger(s) and the amount of leverage utilized (as discussed below), and furthermore, there can be no assurance that future expenses will not increase or that any expense savings for any Fund will be realized.
Total Expense Ratios
Current Expense Ratio of GPM	Current Expense Ratio of GGM	Current Expense Ratio of GOF	Pro Forma Combined Fund (Only GPM into GOF)	Pro Forma Combined Fund (Only GGM into GOF)	Pro Forma Combined Fund (Both Target Funds into GOF)
1.89%	2.19%	1.85%	1.93%	1.89%	1.93%

8.
Comment:     On page vii, please change “would be more than offset” to “could be more than offset” in the sentence “While shareholders of GPM would be expected to experience higher total expenses as shareholders of the Combined Fund as compared to the total expenses of GPM, the Adviser believes the increase in total expenses for the GPM shareholders would be more than offset by the enhanced performance potential, greater investment flexibility and other anticipated benefits of the Merger.”

Response:     The Registrant has revised the disclosure accordingly.
9.	Comment: On page x, in response to the question “How do I attend the Special Meeting?” please disclose at the beginning of this answer that the Meeting will be held virtually.
Response:     The Registrant has revised the disclosure accordingly to state at the beginning of the answer that “the Special Meeting will be held in a virtual meeting format only.”

10.	Comment: Whenever various Funds are discussed throughout the Proxy Statement/Prospectus, please use charts and distinguish the Acquiring Fund and the Target Funds.
Response:     The Registrant has revised the disclosure where appropriate to use charts to reflect certain Fund information.  The Registrant has also updated the charts throughout the Proxy Statement/Prospectus to distinguish the Acquiring Fund and the Target Funds.
11.	Comment: On page 4 of the Proxy Statement/Prospectus, please put the paragraph describing each Fund’s sub-advisory fee rate into chart form.
Response:     The Registrant has replaced this paragraph describing each Fund’s sub-advisory fee rate with the below chart:
Each Fund and GFIA have entered into investment sub-advisory agreements with GPIM. The following table shows the sub-advisory fee rate of the average daily Managed Assets of each Fund that GFIA pays to GPIM.
Fund	GPIM Sub-Advisory Fee
GGM (Target Fund)	0.50% of the average daily Managed Assets
GPM (Target Fund)	0.40% of the average daily Managed Assets
GOF (Acquiring Fund)	0.50% of the average daily Managed Assets

12.
Comment:     On page 46 of the Proxy Statement/Prospectus, in the disclosure regarding the example of expenses for GPM, please note that the expenses for 10 years reflect that GPM was managed by an unaffiliated investment sub-adviser that utilized a different investment strategy.

Response:     The Registrant has revised the disclosure accordingly, as shown below, to note that for GPM, the expenses for 10 years reflect that GPM was managed by an unaffiliated investment sub-adviser that utilized a different investment strategy:

	1 Year	3 Years	5 Years	10 Years
GPM (Target Fund)	$18.49	$57.25	$98.52	$213.73(1)
GGM (Target Fund)	$22.21	$68.51	$117.46	$252.37
GOF (Acquiring Fund)	$17.78	$55.11	$94.89	$206.24
Pro Forma Combined Fund (GPM into GOF)	$18.69	$57.86	$99.55	$215.85
Pro Forma Combined Fund (GGM into GOF)	$18.39	$56.94	$98.00	$212.66
Pro Forma Combined Fund (Both Target Funds into GOF)	$18.79	$58.17	$100.07	$216.92

(1)	Prior to June 22, 2010, GPM was managed by an unaffiliated investment sub-adviser that utilized a different investment strategy.
13.
Comment:     In the “Investment Objectives and Policies” disclosure beginning on page 48 of the Proxy Statement/Prospectus, please highlight or bold the differences in each Fund’s investment objective and policies.

Response:     The Registrant has revised the disclosure on the investment objective and principal investment strategies of the Acquiring Fund to bold any differences from the investment objective and principal investment strategies of either Target Fund.
14.	Comment: Please supplementally confirm that all material adverse factors were considered by the Boards.
Response:      The Registrant confirms that the Boards considered all material adverse factors in its consideration to approve the proposed Mergers.
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Please call Allison Fumai at Dechert LLP at 212.698.3526 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,
/s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary